UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

NOTICE TO THE MARKET

In compliance with Official Letter 402/2016-CVM/SEP/GEA-1, of August 17, 2016, received from the Superintendence of Company Relations (SEP) of the Securities and Exchange Commission of Brazil (CVM), CPFL Energia S.A. (“CPFL Energia” or “Company”) hereby provides the following clarifications: The transcript of the Official Letter follows:

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Official Letter 402/2016-CVM/SEP/GEA-1

Rio de Janeiro, August 17, 2016.

To

Gustavo Estrella

Investor Relations Officer of

CPFL ENERGIA S.A.

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755

km 2,5 – Parque São Quirino

Campinas, SP

CEP:   13088-140

E-mail:  gustavoestrella@cpfl.com.br

Telephone: (19) 3756-6083

c/c:  emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for clarification on news report

Dear Officer,

We refer to the news article published on the date hereof in the newspaper Folha de São Paulo, section Mercado, entitled: “Após acordo com chinesa, CPFL pode sair da Bolsa” [free translation: After deal with Chinese company, CPFL may delist from the Stock Exchange], which includes the following statements:

Chinese company State Grid is getting ready to acquire the control of CPFL, one of Brazil’s largest private energy groups for around R$25.5 billion. If confirmed, the deal could lead to the delisting of the Brazilian company, according to sources involved in the transaction.

CPFL’s current shareholders are Previ (pension fund of Banco do Brasil employees), with a 29.4% stake, Camargo Corrêa (23.6%) and Bonaire Participação (15.1%), which is composed of PENSION FUNDS such as Petros (from Petrobras). The other shares (31.9%) are held by minority Shareholders.

To fully acquire the company, State Grid first offered R$5.85 billion for the shares held by Camargo Corrêa, through an agreement that should be executed by the end of next week.

In view of the information above, we request that you clarify whether the information is true and, if so, explain the reasons why you believed this was not deemed as a material fact, as well as comment on any other information deemed relevant about the topic.

Your response must be made through the Empresa.NET System, under the category: Notice to the Market, type: Clarifications on CVM/BOVESPA Queries, subject: Media News, and must include a transcript of this letter.

Note that, by order of the Superintendence of Company Relations, in its legal capacity, based on item II, Article 9 of Federal Law 6,385/76 and CVM Instruction 452/07, a punitive fine of one thousand reais (R$1,000.00) will be applicable, without prejudice to other administrative sanctions, for failure to comply herewith by 9:30 a.m. on August 18, 2016, after taking cognizance of the contents of this letter, sent exclusively via e-mail, notwithstanding the provisions in the Sole Paragraph of Article 6 of CVM Instruction 358/06.

Sincerely,

Document signed electronically by Nilza Maria Silva de Oliveira, Manager, on August 17, 2016, in accordance with Article 1, III, “b”, of Federal Law 11,419/2006.

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Dear Sirs,

We refer to the Official Letter 402/2016-CVM/SEP/GEA-1 (“Letter”), of August 17, 2016, through which the Securities and Exchange Commission of Brazil (“CVM”) requested clarifications on the contents of a news article.

With regard to the news article published on August 17, 2016 in the newspaper Folha de São Paulo, section Market, entitled: “Após acordo com chinesa, CPFL pode sair da Bolsa” [free translation: After deal with Chinese company, CPFL may delist from the Stock Exchange], CPFL Energia clarifies that:

As already informed through the Material Fact notice published on July 1, 2016 (“Material Fact”), Camargo Corrêa S.A. (“CCSA”) received and accepted on that date a proposal submitted by State Grid International Development Limited (“State Grid") to acquire 234,086,204 shares of CPFL Energia held by ESC Energia S.A., a subsidiary of CCSA, which are bound by the Shareholders' Agreement of CPFL Energia and represent approximately 23% of the Company’s capital (“Transaction”). Also in accordance with said Material Fact notice, “the acquisition price is twenty-five reais (R$25.00) per share, subject to adjustments envisaged in the Transaction documents (‘Price per Share’).”

Also according to the Material Fact notice, only after the execution of the Share Purchase Agreement (“after the conclusion of the confirmatory due diligence by State Grid in CPFL Energia and its subsidiaries”) will the other parties to the Shareholders' Agreement of CPFL Energia have a period to exercise their preemptive rights to the acquisition of all the shares covered by the transaction or to otherwise join the Transaction and sell jointly with CCSA all their shares in CPFL Energia bound by the Shareholders' Agreement, for the same price per share and under the same conditions offered to CCSA by State Grid.

Therefore, considering the information in the abovementioned news article, CPFL Energia, pursuant to Article 4, Sole Paragraph of CVM Instruction 358, has requested CCSA to express its opinion in relation to the facts addressed therein. We have transcribed their answers below. If the Company receives any further information, it will make it public, as applicable.

A transcript of the response received from Camargo Corrêa S.A. follows: The response refers to Official Letter 402/2016 CVM/SEP/GEA-1 (mistakenly referred to as CVM Letter 175/08/2016):

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“To CPFL ENERGIA S.A.

Att.     Mr. Gustavo Estrella

Chief Financial and Investor Relations Officer

Dear Mr. Gustavo Estrella,

We refer to your e-mail of August 17, 2016, through which you forwarded to our subsidiary ESC Energia S.A. certain queries brought by CVM Official Letter 175/08/2016 (sic)  (“Letter”) of BM&FBOVESPA, related to the direct or indirect sale by Camargo Corrêa S.A. (“CCSA”) of its equity interest in the capital of CPFL Energia S.A. (“CPFL Energia”) to State Grid International Development Limited (“Buyer” and “Transaction”), which has already been duly disclosed to CPFL Energia and to the market.

The Letter inquiries CPFL Energia about the news article published in the newspaper Folha de São Paulo, section Market, on August 17, 2016, specifically in relation to the delisting of CPFL Energia and the date scheduled for execution of the Purchase Agreement under the Transaction.

As per our correspondence of July 1, 2016, CCSA has so far entered into only a binding Letter Agreement (“Letter Agreement”) with the Buyer, which provides for the later execution of the Share Purchase Agreement (“Share Purchase Agreement”), which would consummate the Transaction. In this respect, we clarify that, as of this moment, it is not possible to determine or forecast the date of execution of said document, which will take place only after the conclusion of the confirmatory due diligence procedure currently being conducted by the Buyer in CPFL Energia and its subsidiaries, as previously informed.

Furthermore, we are unaware of any information or intention of the Buyer to delist CPFL Energia. The understanding between CCSA and the Buyer is limited to the aspects of the Transaction and does not involve any discussions about the delisting of CPFL Energia.

Sincerely,

Luciano Mestrich Motta

General Director”

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The transcript of the response received from State Grid by Camargo Corrêa S.A., which was forwarded to us (original response received in Portuguese and English) also follows: The response refers to Official Letter 402/2016 CVM/SEP/GEA-1 (mistakenly referred to as CVM Letter 175/08/2016):

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“To:

Camargo Corrêa S.A.

Av. Presidente Juscelino Kubitschek, 1909, 27º andar

São Paulo Corporate Towers, Torre Norte, CEP 04543-907

São Paulo – SP – Brazil

Att: Susana Amaral Silveira / Fernando Luiz Aguiar Filho

E-mail: susana.silveira@camargocorrea.com.br / fernando.aguiar@camargocorrea.com.br

Prezados Senhores:

Fazemos referência ao Ofício CVM nº 175/08/2016 (sic), datado de 17 de agosto de 2016 (o “Ofício”), que traz questionamentos relacionados à operação de venda, direta ou indireta, pela Camargo Corrêa S.A. (“CCSA”), de sua participação no capital social da CPFL Energia S.A. (“CPFL Energia”) para a State Grid International Development Limited (a “Compradora” e a “Transação”), a qual já foi devidamente divulgada à CPFL Energia e informada ao mercado.

O Ofício questiona a CPFL Energia sobre a veracidade das informações descritas em matéria publicada no jornal “Folha de São Paulo” no dia 17 de agosto de 2016. Em específico, acerca das afirmações feitas em tal matéria no sentido de que (i) após a conclusão da Transação, a Compradora tem a intenção de fechar o capital da CPFL Energia S.A.; e (ii) o contrato de compra e venda de ações relacionado à Operação (o “Contrato de Compra e Venda”) seria assinado até o final da próxima semana.

Em resposta ao Ofício, a Compradora, por meio desta, gostaria de esclarecer o que segue:

1- Conforme descrito em comunicado publicado pela Compradora em 15 de agosto de 2016, caso um contrato de compra e venda de ações seja celebrado e caso o fechamento da Operação ocorra com respeito a uma quantidade suficiente de ações de emissão da CPFL Energia, a Compradora deverá, nos termos da legislação aplicável, promover uma Oferta Pública de Aquisição das ações em circulação da CPFL Energia (a “OPA”). Ressalta-se que a Compradora ainda não decidiu se a referida OPA incluirá uma Oferta Pública de Aquisição para cancelamento do registro de companhia aberta da CPFL Energia.

2- Ainda nos termos do comunicado publicado pela Compradora em 15 de agosto de 2016, a assinatura do Contrato de Compra e Venda está sujeita à verificação das condições estabelecidas no Letter Agreement celebrado, em 1 de julho de 2016, entre a Compradora e CCSA, que incluem a conclusão satisfatória de auditoria legal, a qual encontra-se em andamento.

Atenciosamente

State Grid International Development Limited

Dear Sirs:

Reference is made to the Letter CVM no. 175/08/2016 (sic), dated August 17, 2016 (the “Letter”), raising questions in connection with the direct or indirect sale, by Camargo Corrêa S.A. (“CCSA”), of its stake in the capital of CPFL Energia S.A. (“CPFL Energia”) to State Grid International Development Limited (the “Buyer” and the “Transaction”), which has already been informed to CPFL Energia and disclosed to the market.

The Letter questions CPFL Energia about the truthfulness of the information described in an article published by newspaper “Folha de São Paulo”, on August 17, 2016. Specifically, in connection with the statements made in such article that (i) after the completion of the Transaction, the Buyer intends to promote the delisting CPFL Energia S.A.; and (ii) the share purchase agreement relating to the Transaction (the “Share Purchase Agreement”) would be executed by the end of next week.

In response to the Letter, the Buyer hereby would like to clarify the following:

1- As stated in the announcement published by the Buyer on August 15, 2016, in the event a share purchase agreement is ultimately executed and the closing of the Transaction ultimately occurs with respect to a sufficient number of shares issued by CPFL Energia, the Buyer will be required, pursuant to applicable law, to conduct a public tender offer (Oferta Pública de Aquisição - OPA) for the free float of CPFL Energia. It shall be noted that the Buyer has not yet determined whether any such OPA would include a tender offer for the cancellation of the registration of CPFL Energia S.A. as a publicly held company.

2- As further stated in the announcement published by the Buyer on August 15, 2016, the signing of the Share Purchase Agreement is subject to compliance with the conditions set forth in the Letter Agreement entered into on July 1, 2016, between the Buyer and CCSA, which include the satisfactory conclusion of a due diligence, which is currently under way.

Very truly yours

State Grid International Development Limited”

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We remain available to provide any further clarifications and information as may be deemed necessary.

São Paulo, August 18, 2016.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 18, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.